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Filed pursuant to General
Instruction II.K. of Form F-9;
File No. 333-108720

PROSPECTUS SUPPLEMENT
(To Short Form Prospectus Dated September 15, 2003.)

US$350,000,000

Noranda Inc.

6% Notes due 2015

        The notes will bear interest at the rate of 6% per year. Interest on the notes is payable on April 15 and October 15 of each year, beginning on April 15, 2004. The notes will mature on October 15, 2015. We may redeem some or all of the notes at any time. The redemption price is discussed under the caption "Description of Notes—Optional Redemption."

        Investing in the notes involves risk. See "Risk Factors" beginning on page S-8.

        We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Owning the notes may subject you to tax consequences both in the United States and Canada. You should read the tax discussion under "Certain Income Tax Considerations" beginning on page S-22 of this prospectus supplement. This prospectus supplement and the accompanying prospectus may not fully describe these tax consequences.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and most of our assets are located outside of the United States.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.801%	US$	349,303,500
Underwriting Commission	0.675%	US$	2,362,500
Proceeds to Noranda (before expenses)	99.126%	US$	346,941,000

        Interest on the notes will accrue from September 29, 2003 to date of delivery.

        (Continued on next page)

Joint Book-Running Managers
Citigroup	Barclays Capital

Banc One Capital Markets, Inc.
Comerica Securities
Deutsche Bank Securities
SunTrust Robinson Humphrey
Merrill Lynch & Co.
Trilon International Inc.

September 24, 2003

(Front cover continued)

        Our earnings coverage ratio, calculated in accordance with Canadian securities legislation, is less than one to one.

        The effective yield of the notes, if held to maturity, is 6.023%.

        The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by Noranda and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting". The underwriters expect to deliver the notes to the purchasers on or about September 29, 2003.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement and the accompanying prospectus.

        Under applicable Canadian securities legislation, Noranda may be considered to be a connected issuer of Citigroup Global Markets Inc., Barclays Capital Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc., Deutsche Bank Securities Inc. and SunTrust Capital Markets, Inc., each of whom is an affiliate of a party to which Noranda is indebted or to which affiliates of Noranda are indebted or have guaranteed payment of certain indebtedness. Brascan Corporation, or Brascan, indirectly owns more than 20% of the voting securities of Trilon International Inc., one of the underwriters. Brascan also owns approximately 41% of the voting securities of Noranda. Accordingly, Noranda may be considered to be a related issuer and connected issuer of Trilon International Inc. under such legislation. See "Underwriting".

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the accompanying base shelf prospectus, dated September 15, 2003, gives more general information, some of which may not apply to the notes we are offering. The base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        The notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of any province or territory of Canada.

        No securities commission or similar authority in Canada has in any way passed upon the merits of the notes offered hereunder and any representation to the contrary is an offense.

        References in this prospectus supplement to the "Company", "we", "us" and "our" refer to Noranda Inc. and its subsidiaries and joint ventures except that, on the cover page, and in the sections "The Offering", "Description of the Notes" and "Underwriting", those references refer to Noranda Inc. only. References to "Noranda" refer to Noranda Inc. only.

AVAILABLE INFORMATION

        Noranda has filed with the U.S. Securities and Exchange Commission, or the Commission, a Registration Statement on Form F-9 under the U.S. Securities Act of 1933, as amended, or the Securities Act, which covers the notes offered by this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to us and the notes.

        Noranda is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance with the Exchange Act files reports and other information with the Commission. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, Noranda is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the Commission. Copies of the material Noranda files with the Commission may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Noranda files or furnishes electronically.

EXCHANGE RATE DATA

        We have historically published our consolidated financial statements in Canadian dollars. Effective July 1, 2003, we adopted the U.S. dollar as our functional currency, and beginning with the third quarter of 2003 we will report our financial results in U.S. dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On September 23, 2003 the noon buying rate was US$0.7374 per Cdn$1.00.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Low	0.6410	0.6241	0.6200	0.6200	0.6349
High	0.6969	0.6697	0.6619	0.6619	0.7492
Average(1)	0.6725	0.6444	0.6368	0.6378	0.6939
Period End	0.6669	0.6279	0.6329	0.6583	0.7376

(1)
The average of the daily noon buying rates on the last business day of each month during the applicable period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements included or incorporated by reference in this prospectus supplement and the prospectus constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act and Section 27A of the Securities Act. All statements contained in this prospectus supplement and the prospectus that are not clearly historical in nature are forward looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward looking statements. These statements represent internal projections, expectations or beliefs concerning, among other things, our future operating results or future economic performance.

        The projections, estimates and beliefs contained in these forward looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or project which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices including supply and demand for these metals, mining and processing risks, including uninsurable risks inherent in the mining business, environmental risks, risks related to our ability to maintain good relations with our employees, uncertainty of reserve estimates and production estimates, including imprecision in estimating the timing, costs and levels of production associated with mining properties, exchange rate fluctuations, interest rate and counterparty risk, energy supply and prices, political and economic conditions in the countries in which we operate, changes in Canadian and foreign laws and regulations, market access, changes in production and processing technology, legal proceedings, supply and demand in the market for sulphuric acid, risks inherent in the Company's procurement of raw materials, general economic and business conditions, and other risks and uncertainties described from time to time in our reports and filings with Canadian and U.S. securities regulatory authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE OFFERING

        In this summary, the words "Company", "we", "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following is a brief summary of some of the terms of this offering and the notes. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$350,000,000 aggregate principal amount of 6% notes due 2015.
Maturity Date	October 15, 2015.
Sinking Fund	None.
Interest Payment Dates	April 15 and October 15 of each year, beginning April 15, 2004.
Ranking
The notes will be unsecured obligations ranking equally with all our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures. As of June 30, 2003, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $3,973 million.
Redemption
We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined) plus 30 basis points, together in each case with accrued interest to the date of redemption. See "Description of the Notes—Optional Redemption."
Form and Denominations
The notes will be represented by a Registered Global Security (as defined) registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the Registered Global Security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes" in this prospectus supplement and under "Description of Debt Securities" in the prospectus, notes in definitive form will not be issued.
Certain Covenants	The indenture governing the notes contains covenants that, among other things:
• limit our ability to create certain liens; and
• restrict our ability to consolidate, amalgamate or merge with a third party or transfer all or substantially all of our assets.
These covenants are subject to important exceptions and qualifications, which are described under the caption "Description of Debt Securities" in the prospectus.

Use of Proceeds
We estimate that the net proceeds of the offering of the notes will be approximately US$346 million. We intend to use these proceeds to provide adequate liquidity to repay Noranda's US$300 million 8 1/8% debentures due June 2004 and for general corporate purposes. Pending the use of funds for liquidity purposes, we intend to use all of the net proceeds for general corporate purposes. See "Use of Proceeds".
Governing Law
The notes and the indenture governing the notes will be governed by the laws of the State of New York (except with respect to the rights, powers, duties and responsibilities of the Trustee under the indenture, which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein).
Risk Factors
See the "Risk Factors" section and the other information included and incorporated by reference into this prospectus supplement and the prospectus for a discussion of facts you should carefully consider before deciding to invest in the notes.

RISK FACTORS

        Before making an investment decision, investors should carefully consider the risks and uncertainties described below and in our annual information form and management's discussion and analysis of financial condition and results of operations incorporated by reference in the prospectus, as well as the other information contained and incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of such risks or uncertainties actually occur, our business, financial condition, liquidity and operating results could be materially adversely affected.

Risks Relating to Our Business and Industry

  Fluctuating Metal Prices

        As a substantial portion of our revenues is derived from the sale of copper, aluminum, nickel and zinc, our earnings are directly related to fluctuations in the prices of these metals which are subject to volatile price movements over short periods of time. We generally do not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions, including availability of subsidies and tax incentives to our competitors, and production costs in major producing regions. The prices for the metals we produce may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

  Mining and Processing Risks

        The business of mining and processing metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as adverse weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these risks and hazards were to occur.

        Although we maintain insurance which we believe is consistent with mining industry practice to the extent available to cover some of these risks and hazards, we cannot assure you that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and operating results could be materially adversely affected.

  Environmental Risks

        Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not come into force but may do so in the future. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. We cannot assure you that we will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on our properties, the ultimate costs for future removal and site restoration to us could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require us to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, we have already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if we cease to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of our credit may be required to back up these commitments, which could adversely affect our liquidity.

  Labor Relations

        Collective agreements covering our unionized hourly employees and workers at our Brunswick mine and smelters, Lachine general smelting, Raglan operations, Kidd Creek metallurgical operations, Falcondo operations, Missouri primary aluminum reduction plant, Nikkelverk operations and Lomas Bayas operations are currently in place and will expire between 2004 and 2006. Our collective agreement covering employees at Noranda's Salisbury facility and our Altonorte smelter expire in November and December 2003, respectively. We are proceeding to negotiate extensions to these agreements; however, we cannot predict at this time whether we will be able to reach new collective agreements with these employees without a work stoppage. Our collective agreements covering unionized production workers at our Kidd Creek metallurgical operations, Falcondo operations, Matagami operations, and Arkansas foil plant and a collective agreement with employees at Micro Metallics Roseville facility expire between 2004 and 2005. A collective agreement covering unionized workers at Noranda's New Madrid primary reduction plant expires in 2007. We cannot predict at this time whether we will be able to reach new collective agreements with these or other employees without a work stoppage. From June 2002 to May 2003, we experienced a work stoppage at our Horne Smelter before a new collective bargaining agreement expiring in 2006 was entered into with that operation's unionized employees. That strike adversely affected our results of operations for the third and fourth quarters of 2002 and the first and second quarters of 2003. From June 2001 to January 2002, we experienced a work stoppage in Sudbury, Ontario before a new collective bargaining agreement was entered into with that operation's hourly rated employees. That strike adversely affected our results of operations for the third and fourth quarters of 2001 and the first quarter of 2002. Any lengthy work interruptions could materially adversely affect our business, financial condition, liquidity and operating results.

  Uncertainty of Reserve Estimates and Production Estimates

        Our reported ore reserves as of December 31, 2002 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

        We cannot assure you that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        We prepare estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. For example, although we do not regard it as material to us or the overall development and operation of the Antamina mine, we have recently been advised by the operator of Antamina that production will be negatively affected as the removal of lake sediments from the upper part of the mine will take longer than expected and is now anticipated to be completed by mid-2004. We cannot assure you that production estimates will be achieved. Failure to achieve production estimates could have a material adverse effect on our future cash flows, business financial condition, liquidity and operating results.

  Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Pesos, Norwegian kroner and Euros exchange rates against the U.S. dollar, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars. Some of the operating costs at our Altonorte, Lomas Bayas and Collahuasi operations are incurred in Chilean pesos, and Nikkelverk's operating costs are incurred in Norwegian kroner. Our consolidated financial statements have historically been expressed in Canadian dollars. Effective July 1, 2003 we adopted the U.S. dollar as our functional currency, and beginning with the third quarter of 2003 we will report our financial results in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which may in the future materially impact our financial results. From time to time we may hedge a portion of our currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our costs, but we cannot assure you that such hedges will eliminate the potential material adverse effect of such fluctuations.

  Interest Rate and Counterparty Risk

        Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. We cannot assure you that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

        In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition, liquidity and operating results.

  Energy Supply and Prices

        Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

        A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

  Foreign Operations

        Some of our activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        We perform a thorough risk assessment on a country by country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but we cannot assure you that we will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

  Market Access

        Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

  Production and Processing Technology

        We believe that the technology we use to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, we cannot assure you that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

  Legal Proceedings

        The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. Among these proceedings is a class action lawsuit that has been filed and recently certified in the Province of Québec alleging errors and omissions by Noranda in the methodology of calculating the pension payments of employees and retired employees of Noranda in the Province of Québec. The lawsuit seeks an order that Noranda recalculate the final average earnings for each class member, compensate such class members accordingly and pay exemplary damages in the amount of $1,000 per year to each class member. Noranda is currently investigating the claims made in this lawsuit to determine whether these claims have any merit.

        We cannot predict with certainty the results of any proceedings in which we may be involved. We cannot assure you that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse effect on our business, financial condition, liquidity and results of operations.

  Sulphuric Acid

        Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards world-wide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, which is a by-product of oil and gas production, and is growing more rapidly than demand. In the long run, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals since it is a by-product of such production.

  Raw Material Procurement Risks

        Procurement of raw materials for our smelting and refining operations involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply.

        We also process copper scrap, the availability of which in past years has been subject to significant fluctuations and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

Risk Relating to the Notes and Our Structure

  Structural Subordination of the Notes

        In the event of a bankruptcy, liquidation or reorganization of any of Noranda's subsidiaries or joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries and joint ventures before any assets are made available for distribution to Noranda. As of June 30, 2003, the notes would have been effectively subordinate to approximately $3,973 million of indebtedness and other liabilities (including trade payables) of Noranda's subsidiaries and joint venture interests. The indenture governing the notes does not limit the ability of Noranda's subsidiaries and joint venture interests to incur secured or unsecured indebtedness. Noranda's subsidiaries and joint venture interests generated 72% of our consolidated revenues in the six month period ended June 30, 2003 and held 79% of our consolidated assets as of June 30, 2003.

  Ratings of the Notes

        The notes have been accorded an "investment grade" rating by nationally recognized statistical rating organizations in the United States. A rating is not a recommendation to purchase, hold or sell securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Any of the rating organizations may lower Noranda's rating in its sole discretion. The rating of the notes will be based primarily on the rating organization's assessment of the likelihood of timely payments of interest and the ultimate payment of principal on the final maturity date. The lowering of the ratings of the notes will not constitute an event of default under the indenture governing the notes, but could negatively affect the quoted market price, if any, of the notes.

  No Prior Public Market for the Notes

        Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, purchasers of notes cannot be sure that an active trading market will develop for the notes.

OUR BUSINESS

Overview

        We are an integrated mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. We explore for, develop, mine, process and market metals and minerals. We are one of the world's largest producers of zinc and nickel and are a significant producer of copper, primary and fabricated aluminum, lead, silver, precious metals, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals. We conduct these activities through our five business units: Copper, Canadian Copper and Recycling, Zinc, Aluminum, and Nickel. We employ over 15,000 people. Our common shares are listed on the Toronto and New York stock exchanges under the symbol "NRD".

Recapitalization Plan

        On July 25, 2003, we announced a recapitalization plan to reposition our balance sheet and operating capacity. The plan supports our strategic objective of having a balance sheet that will meet investment grade criteria of the rating agencies and allow us to benefit more fully from what we regard as improving fundamentals in the copper and nickel sectors. Our recapitalization plan includes:

  •
  the issuance on August 18, 2003 of 28.52 million of Noranda's common shares to a syndicate of underwriters and 20 million common shares to Brascan at a price of $12.65 per share, for total gross proceeds of approximately $614 million. A portion of the net proceeds from the offering was used to redeem the 6 million Cumulative Preferred Shares, Series I of Noranda issued to Brascan in April 2003;

  •
  the issuance of up to US$300 million of long-term debt to fund the repayment of Noranda's US$300 million of 8 1/8% debentures due June 2004, which is expected to be accomplished by this offering;

  •
  effective July 1, 2003, we adopted the U.S. dollar as our functional currency, and beginning with the third quarter of 2003 we will report our financial results in U.S. dollars;

  •
  the reduction of the quarterly dividend payable on our common shares from $0.20 per common share to $0.12 per common share commencing in the third quarter of 2003, representing a payout more consistent with other major mining and metals companies; and

  •
  effective July 1, 2003, the release of Noranda's pro rata guarantee in the amount of US$422 million of the Antamina copper and zinc mine project loan with conversion of these loans to a non-recourse basis.

        On July 17, 2003, we completed the sale of Noranda's remaining 11,984,900 Priority Units of Noranda Income Fund, or the Fund, at a price of $9.85 per unit, for aggregate gross proceeds of approximately $118 million. We maintain a 25% interest in the Fund through our holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of the Fund upon the occurrence of certain events.

Other Recent Developments

        On July 16, 2003, we purchased the 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for US$22.5 million. The purchase was completed under a previously announced put-call agreement entered into between the two companies in February 2002.

        In May 2003, we signed a new collective bargaining agreement with our unionized employees at our Horne smelter in Québec ending a labour strike that began in June 2002.

        On March 25, 2003, Noranda completed a public offering of 6 million Cumulative Preferred Shares, Series H for aggregate gross proceeds of $150 million. Holders of Noranda's Cumulative Preferred Shares, Series H are entitled to fixed cumulative preferential cash dividends, if, as and when declared by Noranda's board of directors, at a rate of $1.625 per share per annum, payable quarterly, in equal instalments of $0.40625 per share, on the last day of March, June, September and December of each year.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the notes will be approximately US$346 million after deducting the underwriting commission and estimated expenses of the offering. We intend to use these proceeds to provide adequate liquidity to repay Noranda's US$300 million 8 1/8% debentures due June 2004 and for general corporate purposes. Pending the use of funds for liquidity purposes, we intend to use all of the net proceeds for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data and other data as at the dates or for the periods indicated. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with our consolidated financial statements and the related notes and management's discussion and analysis of our financial condition and results of operations included in the documents described under "Documents Incorporated by Reference" in the prospectus. In the opinion of management, the financial data provided as at and for the six months ended June 30, 2002 and 2003 contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Historical results are not necessarily indicative of the results that may be expected for any future period.

        Effective January 1, 2003, we changed our accounting policies for interest capitalization. The reported amounts as at and for the years ended December 31, 2001 and 2002 are those reported in our 2002 Annual Financial Statements incorporated by reference in the prospectus and do not contemplate any restatements required for comparative purposes to reflect these changes in accounting policies. The reported amounts for the six months ended June 30, 2002 have been restated for comparative purposes to reflect these changes in accounting policies.

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2001	2002	2002(1)	2003
	(in millions of Canadian dollars)
Consolidated Statement of Earnings Data
Revenues	$6,152	$6,090	$3,303	$3,163
Operating expenses
Cost of operations	2,910	2,933	1,535	1,462
Purchased raw materials	2,477	2,184	1,236	1,176
Corporate and general administration	86	91	45	37
Exploration	78	55	26	20
Research and development	37	21	12	9
Other operating costs	23	17	—	(3)

Operating income before depreciation and restructuring costs	541	789	449	462

Depreciation, amortization and reclamation	619	763	382	353
Magnesium and other restructuring costs, net	47	777	(72)	63

Operating income (loss)	(125)	(751)	139	46
Interest expenses, net	140	163	71	109

Income (loss) before taxes and minority interest	(265)	(914)	68	(63)
Tax recovery	(191)	(250)	(17)	(41)
Minority interest in earnings of subsidiaries	18	36	30	52

Net income (loss)	(92)	(700)	55	(74)
Dividends on preferred shares	(17)	(17)	(8)	(17)

Income (loss) attributable to common shares	$(109)	$(717)	$47	$(91)

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2001	2002	2002(1)	2003
	(in millions of Canadian dollars)
Cash Flow Data
Cash from operations before working capital changes	$244	$513	$370	$361
Net (increase) decrease in accounts receivable, inventories and payables	157	69	(130)	(227)
Cash used in financing activities	309	184	449	353
Other Financial Data
EBITDA(2)	$494	$12	$521	$399
	December 31,
			June 30, 2003
	2001	2002
	(in millions of Canadian dollars)
Consolidated Balance Sheet Data
Cash and cash equivalents	$285	$463	$554
Capital assets	9,208	8,073	7,496
Total assets	12,141	11,377	11,000
Long-term debt (including current portion) and bank indebtedness	4,920	5,291	4,691
Other liabilities	2,204	2,022	2,016
Minority interest in subsidiaries	1,220	1,136	1,182
Total shareholders' equity	3,797	2,928	3,111

Notes:

(1)
Restated due to a change in accounting policy regarding capitalized interest adopted effective January 1, 2003 and retroactively applied.

(2)
EBITDA is not a measure recognized under Canadian GAAP. EBITDA consists of earnings before interest expenses (net), tax recovery, minority interest and depreciation, amortization and reclamation. EBITDA is a financial measurement used by investors to compare companies on the basis of operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian GAAP and may not be comparable to similarly titled amounts reported by other companies. EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian GAAP. A reconciliation of EBITDA to net income, the most directly comparable Canadian GAAP measure, is provided below:

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2001	2002	2002(1)	2003
	(in millions of Canadian dollars)
Net income (loss)	$(92)	$(700)	$55	$(74)
Minority interest	18	36	30	52
Tax recovery	(191)	(250)	(17)	(41)
Interest expenses (net)	140	163	71	109
Depreciation, amortization and reclamation	619	763	382	353

EBITDA	$494	$12	$521	$399

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as at June 30, 2003 on an actual basis, pro forma for the completed steps in our recapitalization plan described under "Our Business—Recapitalization Plan" and as further adjusted to give effect to the sale of the notes and the application of the net proceeds therefrom, as described under "Use of Proceeds". The estimated net proceeds of the notes offered pursuant to this prospectus supplement are reflected in "Cash and cash equivalents" as they will be used initially for general corporate purposes. You should read this information in conjunction with:

  •
  our consolidated financial statements and the related notes incorporated by reference in the prospectus; and

  •
  our management's discussion and analysis incorporated by reference in the prospectus.

		As of June 30, 2003
	Actual	Pro forma for recapitalization plan(5)	Pro forma adjusted
	(in millions of Canadian dollars)(1)
Cash and cash equivalents
Noranda and wholly-owned subsidiaries(3)	$126	126	$596
Partially-owned subsidiaries	428	428	428

Total cash and cash equivalents	554	554	1,024

Debt due within one year
Noranda and wholly-owned subsidiaries(2)(3)	512	455	455
Partially-owned subsidiaries	96	96	96
Long-term debt
Noranda and wholly-owned subsidiaries(3)
Commercial paper/bankers' acceptances	507	—	—
Long-term debt(4)	1,695	1,695	1,695
Notes offered hereby	—	—	474
Partially-owned subsidiaries	1,881	1,881	1,881

Total debt	4,691	4,127	4,601
Deferred credits and future income tax liabilities	973	982	982
Minority interest in subsidiaries	1,182	1,182	1,182
Shareholders' equity	3,111	3,606	3,606

Total capitalization	9,957	9,897	10,371

(1)
United States dollar amounts have been translated into Canadian dollars based on the Bank of Canada noon buying rate on June 30, 2003 of Cdn$1.3553 equals US$1.00.

(2)
Includes US$300 million 8 1/8% debentures due June 2004.

(3)
Includes proportionate consolidation of our interest in Compañia Miñera Antamina, S.A.

(4)
Includes liability element of convertible debentures.

(5)
After giving effect to the issuance of 48.52 million of Noranda's common shares at a price of $12.65 per share, and the sale of 11,984,900 Priority Units of Noranda Income Fund and the application of the net proceeds from such transactions to redeem 6 million of Noranda's Cumulative Preferred Shares, Series I and repay indebtedness. See "Our Business—Recent Developments".

EARNINGS COVERAGES

        Our interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the period amounted to approximately $233 million and $236 million for the 12 month periods ended December 31, 2002 and June 30, 2003, respectively, and $233 million and $222 million, for those periods, respectively, after giving effect to the offering of the notes and debt repayments and issuances since December 31, 2002 or June 30, 2003, as applicable. Our earnings (loss) before interest expenses (net), minority interest and tax recovery (after giving effect to changes to our accounting policies for interest capitalization that we adopted effective January 1, 2003) for the 12 month periods ended December 31, 2002 and June 30, 2003 were approximately $(754) million and $(844) million, respectively. We would have had to earn approximately $987 million and $1,080 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation, to equal one to one and $987 million and $1,066 million more during those periods, respectively, in order for our earnings coverage ratio, calculated in accordance with Canadian securities legislation, to equal one to one after giving effect to the offering of the notes and all debt repayments or issuances since December 31, 2002 or June 30, 2003, as applicable.

        Our earnings before interest expenses (net), tax recovery, minority interest and depreciation, amortization and reclamation expenses, or EBITDA, for the 12 month periods ended December 31, 2002 and June 30, 2003 amounted to approximately $15 million and $(105) million, respectively. We would have had to earn approximately $218 million and $341 million more during those periods, respectively, in order for this coverage ratio to equal one to one and $218 million and $327 million more during those periods, respectively, in order for this coverage ratio to equal one to one after giving effect to the issue of the notes and all debt repayments or issuances since December 31, 2002 or June 30, 2003, as applicable.

DESCRIPTION OF THE NOTES

        In this section, the words "Company," "we," "us" and "our" refer only to Noranda Inc. and not to any of our subsidiaries or joint ventures. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of Debt Securities" as the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the Debt Securities set forth in the prospectus. The description is qualified in its entirety by reference to the Indenture, as supplemented, under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus.

General

        The notes will be issued under the Indenture, as supplemented. The notes will be direct unsecured obligations of the Company initially issued in an aggregate principal amount of US$350,000,000 and will mature on October 15, 2015. The notes will bear interest at the rate of 6% per annum from September 29, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15, commencing April 15, 2004 to the Persons in whose names the notes are registered at the close of business on the next preceding April 1 or October 1, respectively.

        The Indenture does not limit the ability of the Company to incur additional indebtedness, nor does it limit the ability of the Company's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. The notes will be effectively subordinate to all indebtedness and other liabilities of the Company's subsidiaries and joint ventures. As of June 30, 2003, the aggregate amount of indebtedness and other liabilities (including trade payables) of our subsidiaries and joint venture interests was approximately $3,973 million.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

        The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

        The notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

        "Reference Treasury Dealer" means each of Citibank Global Markets Inc. and Barclays Capital Inc., plus three others or their affiliates which are primary U.S. Government securities dealers appointed by the Trustee after consultation with us and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

        Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Book-Entry System

        The notes will be represented by one or more Registered Global Securities (the "Registered Global Security") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depository")), or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described under "Description of Debt Securities—Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

        The following is based upon information furnished by the Depository:

        The Depository Trust Company is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

        Purchases of notes under the Depository's system must be made by or through Direct Participants which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus and in this prospectus supplement.

        To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts upon the Depository's receipt of funds and corresponding detail information from the Company or the Trustee on the payment date in accordance with their respective holdings shown on the Depository's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the Trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder. If notes in definitive form are issued, the Company will appoint a paying agent in New York for payment of the principal of and any premium and interest on the notes. The

Company may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

        The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

CERTAIN INCOME TAX CONSIDERATIONS

United States

        The following is a general summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of notes by U.S. Holders who purchase notes in the offering at the offering price. As used herein, a U.S. Holder means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation organized in or under the laws of the United States or any state thereof, including the District of Columbia,

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of source, or,

  •
  a trust, if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This discussion is intended for general information only and does not address all of the U.S. federal income tax consequences that may be relevant based on the particular circumstances of a U.S. Holder and does not address the tax consequences applicable to special classes of holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, U.S. Holders holding notes as part of a straddle, hedging conversion or integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. expatriates. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. U.S. Holders who purchase notes at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. Further, this summary does not address the effect of any U.S. state, local or federal estate and gift tax on a U.S. Holder of the notes. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        Prospective purchasers of the notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of the purchase, ownership and disposition of the notes.

  Payments of Interest

        The gross amount of interest paid on the notes will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by Noranda on the notes will constitute foreign source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The U.S. foreign tax credit rules are complicated, and U.S. Holders who want to claim the credit should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

  Sale, Retirement and Other Disposition of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder's method of accounting) and the U.S. Holder's tax basis in the note. A U.S. Holder's tax basis in a note will generally be its cost. Such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. Holder generally will be treated as United States source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note.

  Information Reporting and Backup Withholding

        Payments of principal and interest on the notes held by certain non-corporate holders and the proceeds of a disposition of such notes may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding tax (at a rate of 28% for payments made until 2011, and 31% thereafter) if the holder does not provide a taxpayer identification number or otherwise establish an exemption. The holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Canada

        The following summary describes the material Canadian federal income tax consequences as of the date of this prospectus supplement generally applicable to a purchaser of notes pursuant to this prospectus supplement (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is not resident, or deemed to be resident, in Canada, deals at arm's length with the Company, does not use or hold, and is not deemed to use or hold, the notes in carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere. The statements are of a general nature only and are not to be taken as legal or tax advice to any particular purchasers of notes, who should consult their tax advisors with respect to their particular circumstances.

        This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Canadian Tax Act and the Regulations announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form currently proposed. This summary does not take into account or anticipate any changes in governing law, other than the Proposed Amendments, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.

        Under the Canadian Tax Act, the payment by the Company of interest or principal on a note to a Holder will be exempt from Canadian withholding tax. In addition, under the Canadian Tax Act, no other taxes on income (including taxable capital gains) will be payable by a Holder in respect of the acquisition, ownership or disposition of a note.

RATINGS OF THE NOTES

        The following table discloses the ratings accorded to the notes by the rating agencies indicated:

Rating Agency	Ratings	Outlook
Moody's Investor Services, Inc. ("Moody's")	Baa3	Stable
Standard & Poors ("S&P")	BBB-	Negative
Dominion Bond Rating Service Limited ("DBRS")	BBB	Stable

        Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rates. According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade obligations and as such may possess certain speculative characteristics. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

        DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of the securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

UNDERWRITING

        Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal amount of notes
Citigroup Global Markets Inc.	US$140,000,000
Barclays Capital Inc.	87,500,000
Banc One Capital Markets, Inc.	24,500,000
Comerica Securities, Inc.	24,500,000
Deutsche Bank Securities Inc.	24,500,000
SunTrust Capital Markets, Inc.	24,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	17,500,000
Trilon International Inc.	7,000,000

Total	US$350,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The closing of the offering is expected to be on or about September 29, 2003 or such other date as may be agreed upon by Noranda and the underwriters, but not later than October 29, 2003.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.425% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Noranda
Per note	0.675%

        In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be US$500,000.

        Some of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and Canadian securities legislation, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        An affiliate of Comerica Securities, Inc. is a lender to Noranda pursuant to a credit facility. The maximum commitment under this credit facility is US$37.5 million. As at June 30, 2003, there were no outstanding borrowings under this facility. Affiliates of Barclays Capital Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc., Deutsche Bank Securities Inc. and SunTrust Capital Markets, Inc. are lenders to a subsidiary of Noranda pursuant to a credit facility. The maximum commitment under this credit facility is US$175 million. As at June 30, 2003, the outstanding borrowings under this facility were US$45.7 million. An affiliate of Citigroup Global Markets Inc. is a lender to our subsidiary Falconbridge Limited, or Falconbridge, and to another subsidiary of Noranda pursuant to separate credit facilities. The maximum commitment under these credit facilities is US$40 million and US$13 million, respectively. As at June 30, 2003, nil and US$13 million, respectively, were outstanding under such credit facilities; however, the credit facility to Falconbridge backs up a portion of Falconbridge's commercial paper program. An affiliate of Deutsche Bank Securities Inc. is a lender to Falconbridge pursuant to a credit facility. The maximum commitment of that affiliate under this credit facility is US$35 million. As at June 30, 2003, no amount was outstanding under this credit facility; however, such credit facility backs up a portion of Falconbridge's commercial paper program. Barclays Capital Inc. is an affiliate of a lender to a subsidiary of Falconbridge. The loans to such subsidiary have been guaranteed by Falconbridge. As at June 30, 2003, the aggregate principal amount of indebtedness subject to such guarantee was US$13.5 million. In addition, an affiliate of Trilon International Inc. is a lender to Noranda under a credit facility. The maximum commitment under that facility is US$100 million. As at June 30, 2003, no amount was outstanding under this credit facility. Accordingly, we may be considered to be a connected issuer of Citigroup Global Markets Inc., Barclays Capital Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc., Deutsche Bank Securities Inc., and SunTrust Capital Markets, Inc. under applicable Canadian securities legislation. To our knowledge, Noranda and each of its subsidiaries are in compliance with the terms of these credit facilities.

        In addition, Brascan indirectly owns more than 20% of the voting interest in Trilon International Inc., one of the underwriters. Brascan also owns approximately 40% of the voting interest in Noranda. Accordingly, we may be considered to be a related issuer and a connected issuer of Trilon International Inc. under applicable Canadian securities legislation.

        As a consequence of their participation in the offering of notes under this prospectus, Citigroup Global Markets Inc., Barclays Capital Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc., Deutsche Bank Securities Inc., SunTrust Capital Markets, Inc. and Trilon International Inc. will be entitled to share in the underwriting commission relating to this offering but will not be entitled to receive any other benefit in connection with this offering. The decision to distribute the notes to the underwriters under this prospectus and the determination of the terms of the offering were made through negotiations between us and the underwriters. Neither the affiliates of the underwriters nor Brascan had any involvement in that decision or determination.

        Trilon International Inc. is not registered as a broker dealer under the securities laws of the United States and will not participate in the distribution of the notes in the United States.

LEGAL MATTERS

        The validity of the notes offered by this prospectus supplement will be passed upon for us by McCarthy Tétrault LLP, our Canadian counsel, and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), our U.S. counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the underwriters.

EXPERTS

        Our audited consolidated financial statements as at and for the years ended December 31, 2002 and 2001 incorporated by reference in the prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in the accompanying prospectus under "Documents Filed as Part of the Registration Statement," the following documents will be filed with the U.S. Securities and Exchange Commission as part of the Registration Statement to which this prospectus supplement relates: the form of Underwriting Agreement between us and the Underwriters and the form of the Ninth Supplemental Indenture.

Base Shelf Prospectus

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Noranda Inc., at 181 Bay Street, Suite 200, P.O. Box 755, BCE Place, Toronto, Ontario, M5J 2T3 (Telephone (416) 982-7111).

SHORT FORM PROSPECTUS

New Issue	September 15, 2003
Noranda Inc. U.S.$600,000,000 Debt Securities (unsecured)

We may from time to time offer for sale debentures, notes or other unsecured evidences of indebtedness (collectively, the "Debt Securities"), up to an aggregate principal amount of U.S.$600,000,000, or its equivalent in any other currency or units based on or relating to other currencies, during the 25 month period that this prospectus, including any amendments hereto, remains valid or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 or the equivalent in any other currency or currency units.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in the Province of Ontario, Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will set forth the specific variable terms of any offering of Debt Securities (the "Offered Securities") in one or more prospectus supplements, including, where applicable and without limitation, the title of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit for which the Debt Securities may be purchased, authorized denominations, maturity, premium, the initial public offering price, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights are attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option, any provisions for subordination of the Debt Securities to other indebtedness of the Company, and any other specific terms. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the Debt Securities that are not within the options and parameters set forth in this prospectus.

For the purpose of calculating the U.S. dollar equivalent of the aggregate principal amount or aggregate initial offering price of Debt Securities issued under this prospectus from time to time, Debt Securities denominated or issued in a currency (the "Securities Currency") other than U.S. dollars will be translated into U.S. dollars at the date of issue of such Debt Securities using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the purchase of U.S. dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Debt Securities.

Unless otherwise specified in the applicable prospectus supplement, none of the Debt Securities will be listed on any securities exchange. There is currently no market through which the Debt Securities offered under this prospectus may be sold and purchasers may not be able to resell securities purchased under this prospectus.

We may sell the Debt Securities to or through underwriters or dealers, and also may sell the Debt Securities to one or more other purchasers directly or through agents. See "Plan of Distribution". A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Debt Securities, and will set forth the terms of the offering of such Debt Securities, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Unless otherwise specified in a prospectus supplement, the offering is subject to approval of certain legal matters on our behalf by McCarthy Tétrault LLP, Toronto, Ontario and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

AVAILABLE INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
THE COMPANY	4
USE OF PROCEEDS	5
DESCRIPTION OF DEBT SECURITIES	5
EARNINGS COVERAGES	14
PLAN OF DISTRIBUTION	14
LEGAL MATTERS	15
EXPERTS	15
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	15

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If you are provided with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdiction where the offer or sale is not permitted.

        References in this prospectus to "Company", "we", "us" and "our" refer only to Noranda Inc. and references to "Noranda" refer to Noranda Inc. and its subsidiaries and joint ventures.

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

AVAILABLE INFORMATION

        We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, we file reports and other information with the United States Securities and Exchange Commission (the "Commission"). Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities of the Commission. Copies of the material the Company files with the Commission can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

        We have filed with the Commission a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the Debt Securities. This prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada and are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2002 and 2001, together with the auditor's report thereon, contained in our 2002 Annual Report;

  (b)
  our management's discussion and analysis of our financial condition and results of operations for the financial year ended December 31, 2002 found at pages 13 through 28 of our 2002 Annual Report;

  (c)
  our management information circular dated March 1, 2003 for our annual meeting of shareholders held on April 23, 2003 (excluding the sections entitled "Composition of the Nominating and Human Resources Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices", which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this prospectus);

  (d)
  our annual information form dated May 9, 2003 for the year ended December 31, 2002;

  (e)
  our unaudited comparative interim consolidated financial statements and the related notes thereto as at June 30, 2003 and 2002 and for the six months ended June 30, 2003 and our press release filed July 25, 2003 containing the related management's discussion and analysis of financial condition and results of operations; and

  (f)
  our material change report filed on August 1, 2003 relating to our recapitalization plan and an offering of our common shares.

        Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any exhibits to interim unaudited financial statements which contain updated earnings coverage ratios filed by us with the Ontario Securities Commission (the "OSC"), after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus. Any document filed by us with the Commission under the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference into this prospectus if, and to the extent, expressly provided therein.

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from the Secretary of Noranda Inc. at Suite 200, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3, Telephone: (416) 982-7115. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Noranda Inc. at the above-mentioned address and telephone number.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new annual information form and the related annual financial statements being filed by us with, and where required, accepted by, the OSC during the currency of this prospectus, our previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated in this prospectus for the purposes of future offers and sales of Debt Securities made under this prospectus.

        A prospectus supplement or supplements containing the specific terms of an offering of Debt Securities, disclosure of earnings coverage ratios, if applicable, and other information in relation to those Debt Securities will be delivered to purchasers of those Debt Securities together with this prospectus and will be deemed to be incorporated in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the Debt Securities covered by the prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. Such statements represent the Company's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or the Noranda's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks, uncertainties and other factors beyond our ability to control or predict. These risks and uncertainties include, among other things, volatility of commodity metal prices including supply and demand for these metals, mining and processing risks, including uninsurable risks inherent in the mining business, environmental risks, risks related to our ability to maintain good relations with our employees, uncertainty of reserve estimates and production estimates, including imprecision in estimating the timing, costs and levels of production associated with mining properties, exchange rate fluctuations, interest rate and counterparty risk, energy supply and prices, political and economic conditions in the countries in which we operate, changes in Canadian and foreign laws and regulations, market access, changes in production and processing technology, legal proceedings, supply and demand in the market for sulphuric acid, risks inherent in the Company's procurement of raw materials, general economic and business conditions, and other risks and uncertainties described from time to time in our reports and filings with Canadian securities regulatory authorities. Accordingly, we caution that events or circumstances could cause actual results to differ materially from those predicted.

THE COMPANY

        Noranda is an integrated mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda explores for, develops, mines, processes and markets metals and minerals. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, precious metals, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda conducts these activities through its five business units: Copper, Canadian Copper and Recycling, Zinc, Aluminum, and Nickel. Noranda employs over 15,000 people. Our common shares are listed on the Toronto and New York stock exchanges under the symbol "NRD".

USE OF PROCEEDS

        Except as otherwise set forth in a prospectus supplement, the net proceeds to us from the sale of Debt Securities will be used to repay indebtedness of Noranda outstanding from time to time, to finance capital expenditures and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term marketable securities. A prospectus supplement will contain specific information about the use of proceeds from the sale of Debt Securities under that prospectus supplement. Noranda may from time to time issue debt instruments and incur additional indebtedness otherwise than through the issue of Debt Securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under an Indenture dated as of July 1, 1992 (the "Indenture"), as supplemented by the first supplemental indenture dated as of July 15, 1992, the second supplemental indenture dated as of June 1, 1993, the third supplemental indenture dated as of August 18, 1993, the fourth supplemental indenture dated as of June 16, 1994, the fifth supplemental indenture dated as of July 17, 1995, the sixth supplemental indenture dated as of February 13, 2001, the seventh supplemental indenture dated as of February 21, 2001, between us and Montreal Trust Company of Canada, as trustee, and the eighth supplemental indenture dated as of June 24, 2002 between us and Computershare Trust Company of Canada, as successor trustee (the "Trustee"). A copy of the Indenture, as so supplemented, has been filed with the Commission as an exhibit to the Registration Statement of which this prospectus is a part. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definitions of capitalized terms used under this caption. The term "Indenture Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in United States dollars. Indenture Securities also may be denominated and payable in other currencies or units based on or relating to other currencies, including Euros. Special Canadian and United States federal income tax considerations applicable to any Offered Securities so denominated will be described in the prospectus supplement relating thereto. The Indenture Securities offered pursuant to this prospectus will be limited to U.S. $600,000,000 (or its equivalent in any other currency or units based on or relating to other currencies) aggregate principal amount or, if any Indenture Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price not to exceed U.S.$600,000,000 (or the equivalent in other currency or currency units). Unless otherwise indicated in the applicable prospectus supplement, the Indenture also permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount (Section 3.01). As of the date hereof, we have issued U.S. $1.5 billion aggregate principal amount of Indenture Securities under the Indenture, as supplemented by the eight supplemental indentures referred to above.

        The applicable prospectus supplement will set forth the following terms relating to the Offered Securities: (a) the specific designation of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of Maturity; (d) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are Registered Securities; (e) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (f) whether any conversion or exchange rights are attached to the Offered Securities; (g) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (h) whether the Offered Securities will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for such Registered Global Securities; (i) the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of U.S.$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of U.S.$1,000 and U.S.$5,000; (j) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (k) if other than United States dollars, the other currency or the units based on or relating to other currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (l) any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined; (m) any applicable Canadian and United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts with respect to the Offered Securities on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Securities rather than pay such additional amounts; and (n) any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Indenture Securities which are not to apply to the Offered Securities. Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company.

        Indenture Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

        The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 3.01)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 3.01) Indenture Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. Indenture Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.05)

Payment

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.01, 3.07 and 9.01) Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. Any interest not punctually paid or duly provided for will cease to be payable to the Holder on the Regular Record Date and may either be paid (a) on not less than 10 days' prior notice, to the Person in whose name the Registered Securities are registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of the Defaulted Interest or (b) in any lawful manner that is not inconsistent with the requirements of any securities exchange on which the Registered Securities may be listed, and upon such notice as may be required by such exchange. (Section 3.07)

Registered Global Securities

        The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 3.05)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. The depository arrangements and those laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If the Depository for a Registered Global Security representing Indenture Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Indenture Securities has occurred and is continuing for more than seven days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Indenture Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Indenture Securities of such series. (Section 3.05)

Negative Pledge

        The Indenture includes a covenant of the Company to the effect that, so long as any of the Indenture Securities remain outstanding, the Company will not create any mortgage, charge, hypothec, pledge or other security or encumbrance on any of its property or assets to secure any indebtedness for borrowed money without at the same time securing equally and rateably with such other indebtedness for borrowed money all of the Indenture Securities then Outstanding under the Indenture, provided that such covenant will not apply to nor operate to prevent: (a) any security (except on fixed assets and shares of a Subsidiary or Associate) given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred; (b) any Purchase Money Mortgage; (c) any security to secure indebtedness incurred for the construction of townsites, employees' housing, warehouses and/or office premises; (d) any security on any non-producing resource property of the Company to secure any indebtedness incurred for the development or improvement of any non-producing resource property of the Company; (e) any security in favour of a federal or provincial or national or state or municipal government in Canada or the United States or any political subdivision, department or agency of any of them; (f) any renewal, refunding or extension of any security or encumbrance referred to in the foregoing clauses (a) to (e) or of any security or encumbrance on any property in existence at the time of acquisition thereof; or (g) any other security or encumbrance if, after giving effect to such security or encumbrance, the aggregate principal amount of indebtedness secured thereby would not be greater than 5% of Shareholders' Equity. (Section 9.01)

Certain Definitions

        The term "Associate" means any body corporate (a) of which voting securities carrying more than 25% of the votes for the election of directors are beneficially owned, directly or indirectly, by the Company or (b) which is accounted for in the financial statements of the Company on an equity basis.

        The term "Purchase Money Mortgage" means any mortgage, charge, hypothec, pledge or other security or encumbrance created upon any real or personal property acquired by the Company after the date of the Indenture (or previously acquired and substantially unimproved) to secure or securing the whole or any part of the purchase price of such property (or, in the case of previously acquired and substantially unimproved property, the cost of the improvement thereof) or the repayment of money borrowed to pay the whole or any part of such purchase price or cost or any vendor's privilege or lien on such property securing all or any part of such purchase price or cost, including title retention agreements and leases in the nature of title retention agreements.

        The term "Shareholders' Equity" means, at any date, the aggregate of the dollar amount of the outstanding share capital of the Company, the amount, without duplication, of any contributed surplus and retained earnings, plus or minus any foreign exchange translation adjustment, all as set forth in the most recent audited consolidated balance sheet of the Company.

        The term "Subsidiary" means any body corporate of which voting securities carrying more than 50% of the votes for the election of the directors are beneficially owned, directly or indirectly, by the Company or by the Company and any other Subsidiary or by any other Subsidiary (provided that ownership of such shares confers the right to elect at least a majority of the directors of such company). (Section 1.01)

Events of Default

        The occurrence of any of the following events with respect to the Indenture Securities of any series will constitute an "Event of Default" with respect to the Indenture Securities of such series:

  (a)
  default by the Company in payment of the principal of any of the Indenture Securities of such series when the same becomes due under any provision of the Indenture or of such Indenture Securities;

  (b)
  default by the Company in payment of any interest due on any of the Indenture Securities of such series and continuance of such default for a period of 30 days;

  (c)
  default by the Company in observing or performing any of the covenants of the Company contained in the Indenture and described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

  (d)
  default by the Company in observing or performing any other covenant or condition of the Company contained in the Indenture or in the Indenture Securities of such series and continuance of such default for a period of 60 days after written notice as provided in the Indenture;

  (e)
  default by the Company in payment of principal of or interest on any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of Shareholders' Equity in the aggregate at the time of default or in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued resulting in the acceleration of the final maturity of such obligations;

  (f)
  certain events of bankruptcy, insolvency, reorganization, winding up, liquidation or dissolution relating to the Company; or

  (g)
  any other event of default provided with respect to that series. (Section 5.01)

        Any additional event of default which is prescribed for the benefit of the Holders of a particular series of Indenture Securities will be described in the prospectus supplement relating thereto.

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then unless the principal of all of the Indenture Securities of such series shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of such series then Outstanding, declare the principal of all the Indenture Securities of such series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Indenture Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to the Indenture Securities of one or more series, then unless the principal of all of the Indenture Securities of such affected series shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of all such affected series then Outstanding (as one class), declare the principal of all the Indenture Securities of all such affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such affected series to be due and payable immediately on demand. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then unless the principal of all such Indenture Securities shall have already become due and payable, the Trustee may, in its discretion, and will upon requisition in writing made by the Holders of not less than 25% in aggregate principal amount of all of the Indenture Securities then Outstanding (as one class), declare the principal of all the Indenture Securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of such Indenture Securities to be due and payable immediately on demand. Upon certain conditions, any such declaration may be cancelled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Indenture Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the Indenture Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the prospectus supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Sections 5.02 and 5.03)

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless such Holders shall have provided to the Trustee reasonable indemnity. (Section 6.02) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of such affected series. (Section 5.13)

        The Indenture provides that no Holder of the Indenture Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of such series and the Holders of not less than 25% in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute such proceeding, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Indenture Securities of each affected series then Outstanding (as one class) a direction inconsistent with such request and (c) the Trustee shall have failed to institute such proceeding within 60 days after such notification, request and offer of indemnity. (Section 5.08) However, the Holder of any Indenture Security will have an absolute right to receive payment of the principal of and any premium and interest on such Indenture Security on or after the due dates expressed in such Indenture Security and to institute suit for the enforcement of any such payment. (Section 5.09)

        The Indenture requires the Company to furnish to the Trustee annually an Officer's Certificate as to the compliance by the Company with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.03) The Indenture provides that the Trustee may withhold notice to the Holders of the Indenture Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Indenture Securities of such series or as to sinking fund payments) if it considers such withholding to be in the best interests of the Holders of the Indenture Securities of such series. (Section 5.02)

Consolidation, Merger, Amalgamation and Sale of Assets

        The Company will not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless (a) the Company and the Successor Corporation, prior to or contemporaneously with the consummation of such transaction, execute such instruments and do such things as, in the Opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series, and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction must be on such terms and must be carried out at such times and otherwise in such manner as must not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 7.01)

Modification and Waiver

        The Indenture permits the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of the Indenture Securities to: (a) secure the Indenture Securities of one or more series, (b) evidence the assumption by the Successor Corporation of the covenants and obligations of the Company under the Indenture and the Indenture Securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the Indenture Securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the Indenture Securities, (e) establish the form and terms of the Indenture Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the Holders of the Indenture Securities. (Section 8.01)

        The Indenture also permits the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Indenture Securities of each series then Outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Indenture Securities of each such affected series; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each Indenture Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal of, or any installment of the principal of or the interest on, such Indenture Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of such Indenture Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on such Indenture Security; (e) impair the right to institute suit for the enforcement of any such payment with respect to such Indenture Security on or after the Stated Maturity thereof; or (f) reduce the percentage in principal amount of the Outstanding Indenture Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration. (Section 8.02)

        Prior to the declaration of acceleration of the Maturity of any Indenture Securities, the Holders of a majority in aggregate principal amount of the Indenture Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Indenture Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Indenture Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Indenture Security which cannot be modified or amended without the consent of the Holder of each Indenture Security affected. (Section 5.14)

Defeasance and Discharge

        The Indenture provides that the Company may elect either (i) to defease and to be discharged from any and all obligations with respect to the Indenture Securities of any series (except for certain obligations to register the transfer or exchange of the Indenture Securities of such series, to replace mutilated, destroyed, lost or stolen Indenture Securities of such series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) ("defeasance"), or (ii) in the case of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, to be released from its obligations under the "Negative Pledge" covenant described above and certain other covenants applicable to such Indenture Securities ("covenant defeasance"), and the occurrence of an event of default described in clauses (c), (d) or (g) under "Events of Default" will no longer be an Event of Default with respect to these covenants, in each case, upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Indenture Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Indenture Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture Securities of such series and upon compliance with certain other conditions. (Section 12.02) These conditions include that (a) in the event of defeasance of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, the Company must deliver to the Trustee an opinion of counsel stating that (i) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (ii) since the date of the sixth supplemental indenture to the Indenture, there has been a change in the applicable U.S. federal income tax law or regulations, in either case to the effect that, and, based thereon, the opinion shall confirm that, the Holders of the Indenture Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred and (b) in the case of covenant defeasance of the Indenture Securities of any series established on or after the date of the sixth supplemental indenture to the Indenture, the Company must deliver to the Trustee an opinion of counsel to the effect that the Holders of the Indenture Securities of such series then Outstanding will not recognize gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred. In addition, the Company may also obtain a discharge of the Indenture with respect to the Indenture Securities of all series issued under the Indenture by depositing with the Trustee, in trust, such money and such government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of such Indenture Securities and by complying with certain other conditions. (Section 4.01) The Company will be entitled to exercise the defeasance option with respect to Indenture Securities issued on or after the date of the sixth supplemental indenture to the Indenture notwithstanding the Company's prior exercise of the covenant defeasance option.

        In the event that the Company exercises its option to effect a covenant defeasance with respect to the Indenture Securities of any series and the Indenture Securities of such series are thereafter declared due and payable because of the occurrence of an Event of Default, the amount of money and Indenture Securities on deposit with the Trustee would be sufficient to pay the amounts due on the Indenture Securities of such series at their respective Stated Maturities, but may not be sufficient to pay the amounts due on the Indenture Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for any such deficiency.

Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada, Toronto, Canada.

Consent to Service

        The Company has designated CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Indenture Securities. (Section 1.18)

Governing Law

        The Indenture and the Indenture Securities will be governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties or responsibilities of the Trustee under the Indenture, which will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable thereto. (Section 1.12)

EARNINGS COVERAGES

        In respect of any offering of Debt Securities, the applicable prospectus supplement will contain the applicable earnings coverage ratios required pursuant to applicable securities laws.

PLAN OF DISTRIBUTION

        We may sell the Offered Securities to or through underwriters or dealers, and we may also sell the Offered Securities to one or more other purchasers directly or through agents.

        The prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the proceeds to us from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The Offered Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        If so indicated in the prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Offered Securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in the prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

        Underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The Offered Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless a prospectus supplement indicates otherwise with respect to the Offered Securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of Offered Securities will agree that, unless the prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such Offered Securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of the Offered Securities will be a new issue of securities and will have no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of Offered Securities, the Offered Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Securities of any series or as to the liquidity of the trading market for the Offered Securities of any series.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement, certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP, Toronto, Canada for the Company and certain matters of U.S. law will be passed upon by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

EXPERTS

        Our audited comparative consolidated financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; powers of attorney; the Original Indenture; the First Supplemental Indenture; the Second Supplemental Indenture; the Third Supplemental Indenture; the Fourth Supplemental Indenture; the Fifth Supplemental Indenture; the Sixth Supplemental Indenture; the Seventh Supplemental Indenture; and the Eighth Supplemental Indenture.

US$350,000,000

Noranda Inc.

6% Notes due 2015

PROSPECTUS SUPPLEMENT
September 24, 2003

Citigroup
Barclays Capital
Banc One Capital Markets, Inc.
Comerica Securities
Deutsche Bank Securities
SunTrust Robinson Humphrey
Merrill Lynch & Co.
Trilon International Inc.

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TABLE OF CONTENTS Prospectus Supplement
IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
AVAILABLE INFORMATION
EXCHANGE RATE DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE OFFERING
RISK FACTORS
OUR BUSINESS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
CAPITALIZATION
EARNINGS COVERAGES
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
RATINGS OF THE NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

AVAILABLE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
EARNINGS COVERAGES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT